Exhibit (4)(A8)

TEACHERS INSURANCE AND ANNUITY ASSOCIATION OF AMERICA

(TIAA)

730 Third Avenue, New York, NY 10017-3206

Telephone: [800-842-2733]

Endorsement to Your TIAA Retirement Choice Annuity Contract or

TIAA Retirement Choice Plus Annuity Contract

This endorsement modifies the provisions of your TIAA Retirement Choice Annuity Contract or TIAA Retirement Choice Plus Annuity Contract and becomes part of it. Please read this endorsement and attach it to your contract.

Some or all of the contract’s accumulation is to be held in the name of the contractholder without being attributable to any individual employee under the employer plan for the purpose of maintaining a Revenue Credit account as described below. The amount of accumulations and any benefits arising from Revenue Credit accounts will therefore be determined without reference to any individual employee’s accumulations.

The following provisions are added to your contract:

Revenue Credit account (sometimes called an ERISA account). A Revenue Credit account is an unallocated suspense account comprised of payments that TIAA or the plan agrees to make in order to cover reasonable and necessary plan expenses or to provide credits to participant and beneficiary plan accounts.

Revenue Credit account payment. The employer may instruct us to withdraw all or part of a Revenue Credit account accumulation to pay reasonable and necessary plan expenses or to issue credits to participant and beneficiary Plan accounts. Revenue Credit account payments will only be made directly to the employer or to another funding vehicle selected by the employer to administer such payments, following procedures that enable TIAA to determine that such payments are permitted under ERISA and/or applicable state law.

A Revenue Credit account payment will be effective as of the end of the business day in which we receive the contractholder’s written request for the Revenue Credit account payment. The contractholder may defer the effective date of the Revenue Credit account payment until any business day following the date on which we receive the request. TIAA will determine all values as of the end of the effective date. A Revenue Credit account payment reduces the accumulation from which it is paid by the amount paid. If different rate schedules apply to different parts of the contract’s Traditional Annuity accumulation, such reduction will be allocated among the parts on a pro-rata basis in accordance with procedures established by TIAA. A Revenue Credit account payment may not be revoked after its effective date.

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